NOVAGOLD RESOURCES INC.

OFFICER’S CERTIFICATE

Pursuant to Section 8 .1(m)(ii) of National Policy 46-201,
Escrow for Initial Public Offerings
(the "Policy")

RE:  Amendment of Release Terms in Escrow Agreements Made Prior to the Policy

I, David L. Deisley, Executive Vice President and General Counsel of NovaGold Resources Inc. (the “Corporation”), do hereby certify on behalf of the Corporation and not in my personal capacity (and without personal liability) that to the best of my knowledge, that:

1.
On May 22, 1987, at the time of the Corporation's initial public offering ("IPO"), Gerald J. McConnell and Angus G. MacIsaac (the “Security Holders”) and John W. Chisholm, the founders of the Corporation entered into an escrow agreement with the Corporation, Computershare Investor Services Inc. (the "Escrow Agent") and the Toronto Stock Exchange (the "Escrow Agreement"), in compliance with the requirements of the Toronto Stock Exchange's ("Exchange") then applicable escrow requirements for IPOs as set forth in its Founder Stock Policy Statement.

2.
As of the date hereof, there are 44,554 common shares of the Corporation registered to the Security Holders and 9,091 common shares of NovaCopper Inc. issued in respect thereof (collectively, the "Remaining Escrowed Shares") in escrow under the Escrow Agreement.

3.
On May 29, 2013, the shareholders of the Corporation approved a resolution which authorized the Corporation to enter into an amending agreement with the Security Holders, the Escrow Agent and the Exchange to amend the escrow release terms under the Escrow Agreement to reflect the escrow release terms set forth in the Policy (the "Amending Agreement").

4.
As a result of the approval of the Escrowed Shares Release Resolution and the execution of the Amending Agreement dated May 30, 2013, a copy of which is attached as Schedule “A” hereto, the Remaining Escrowed Shares of the Corporation held in escrow may be released upon compliance with the provisions of the Policy.

5.
The Policy provides that, among other requirements, the Corporation must issue a news release at least 60 days before the first release of escrow securities under the Amending Agreement.  The Corporation issued this news release on June 3, 2013.

6.	Accordingly, the Remaining Escrowed Shares will be released to the Security Holders on August 5, 2013.

7.	The Escrow Agreement has been amended in accordance with Part VII of the Policy (Amendment to Release Terms in Escrow Agreements Made Prior to this Policy).

DATED this   8th  day of July, 2013.

NOVAGOLD RESOURCES INC.

Per:   /s David L. Deisley
          David L. Deisley, Executive Vice President
          and General Counsel

SCHEDULE “A”

Amending Agreement dated May 30, 2013

See attached.

THIS AMENDING AGREEMENT made this 30th day of May, 2013.

AMONG:

GERALD J. McCONNELL, of Halifax, Nova Scotia and ANGUS G. MacISAAC, of Pictou, Nova Scotia (hereinafter jointly and severally called the "Security Holders")

OF THE FIRST PART

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a body corporate (formerly known as The Canada Trust Company) (hereinafter called the "Escrow Agent")

OF THE SECOND PART

- and -

NOVAGOLD RESOURCES INC., a company formed under the laws of Nova Scotia (hereinafter called the "Issuer")

OF THE THIRD PART

- and -

TSX INC. (hereinafter called the "Exchange")
OF THE FOURTH PART

WHEREAS:

A.
On May 22, 1987, at the time of the Issuer's initial public offering ("IPO"), the Security Holders and John W. Chisholm, the founders of the Issuer (the "Founders") entered into an escrow agreement with the Issuer, the Escrow Agent and the Exchange, a copy of which is attached as Schedule "A" (the "Escrow Agreement"), in compliance with the requirements of the Exchange's then applicable escrow requirements for IPOs as set forth in its Founder Stock Policy Statement (the "Founders’ Policy").

B.	In accordance with the terms of the Escrow Agreement and the requirements of the Founders' Policy, the Founders deposited an aggregate of 1,467,049 common shares of the Issuer with the Escrow Agent.

C.
Between June 1988 and July 1990, 880,239 of the escrowed shares were released from escrow in accordance with the terms and conditions of the Escrow Agreement and the release schedule set forth in the Founders' Policy, leaving an aggregate of 586,810 common shares in escrow.

D.
The Issuer completed a consolidation of its outstanding common shares on a ten-to-one basis as approved by special resolution passed on June 21, 1994 and, as a result, an aggregate of 58,681 common shares remained in escrow thereafter.

E.
The Issuer understands that 14,127 of the escrowed shares held by Mr. Chisholm were acquired by an offeror under a take-over bid for the common shares of the Issuer in 2006, leaving 44,554 common shares registered to the Security Holders and 9,091 common shares of NovaCopper Inc. issued in respect thereof (collectively, the "Remaining Escrowed Shares") in escrow under the Escrow Agreement as of the date hereof.

F.
The Escrow Agreement and the Founders' Policy required the Remaining Escrowed Shares to remain in escrow until the Issuer achieves cumulative cash flow per common share, over a 5 year period, greater than or equal to 50% of the price per common share at the time of the IPO, which condition has not been met as of the date hereof.

G.
Pursuant to Section 8 of National Policy 46-201 - Escrow for Initial Public Offerings ("NP 46- 201"), the Canadian Securities Administrators permit the amendment of escrow agreements entered into prior to the adoption of NP 46-201 in June 2002 on certain conditions.

H.
On May 29, 2013, the shareholders of the Issuer approved a resolution which authorized the Issuer to enter into an amending agreement with the Security Holders, the Escrow Agent and the Exchange to amend the escrow release terms under the Escrow Agreement to reflect the escrow release terms set forth in NP 46-201.

I.	Toronto Stock Exchange was demutualized in 2000 and continued as Toronto Stock Exchange Inc. and was then subsequently renamed TSX Inc.

NOW THIS AGREEMENT WITNESSETH that in consideration of the premises, the sum of One Dollar ($1.00) paid by the parties hereto (the receipt whereof is hereby acknowledged) and other good and valuable consideration, the parties covenant and agree that:

ARTICLE 1
INTERPRETATION
1.1    Definitions

Capitalized terms used but not otherwise defined herein shall have the meanings attributed to them in the Escrow Agreement.

1.2   References

Except where otherwise noted, "this Amending Agreement ", "herein", "hereof', "hereto", "hereunder" or similar expressions means this Amending Agreement.

ARTICLE 2
AMENDMENTS TO THE ESCROW AGREEMENT

2.1    Escrow Release Terms

The Escrow Agreement is hereby amended by deleting Section 2 in its entirety and replacing it with the following:

"2(a) As long as the Issuer is an "established issuer" (as defined in section 3.3 of National Policy 46-201 - Escrow for Initial Public Offerings ("NP 46-201")), the securities represented by the certificates described in Schedule "A" hereto (the "escrow securities") be released as follows:

May 22, 1987 (the "listing date")	1/4 of the escrow securities held by the Security Holders
6 months after the listing date	1/3 of the escrow securities held by the Security Holders
12 months after the listing date	1/2 of the escrow securities held by the Security Holders
18 months after the listing date	remaining escrow securities held by the Security Holders

2(b) The requirements set forth in subsections 8.1(f), (g), (h), (i), (j), (1) and (m) of NP 46-201 shall apply to the release of the escrow securities."

2.2    Acknowledgement and Agreement

The parties acknowledge and agree that the time periods set forth in Section 2.1 above having already elapsed, the Remaining Escrowed Shares are eligible to be released from escrow as of the date of this Amending Agreement and shall be released from escrow on the date that is 60 days after the issuance of a news release in accordance with subsection 8.1(f) of NP 46-201.

ARTICLE 3
MISCELLANEOUS

3.1    Confirmation

Except as amended above, the Escrow Agreement shall remain in full force and effect, unaltered and the parties hereby confirm all of the terms of the Escrow Agreement. This Amending Agreement and the Escrow Agreement constitute a single agreement and to the extent possible shall be read together as one instrument.

3.2   Supplemental

This Amending Agreement is supplemental to and amends the Escrow Agreement and the Escrow Agreement shall henceforth be read in conjunction with, and as amended by, this Amending Agreement, and the Escrow Agreement shall henceforth be read, interpreted, construed and have effect so far as it is practicable as if all of the provisions of the Escrow Agreement and this Amending Agreement were contained in one instrument.

3.3   Ratification

Except as amended hereby, the Escrow Agreement and all of its terms, conditions and obligations are ratified and confirmed.

3.4   Headings

The inclusion of headings in this Amending Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

3.5   Governing Law

This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each party hereto accepts and hereby irrevocably and unconditionally consents to submit to the jurisdiction of the courts of the Province of British Columbia and all courts of appeal therefrom for any actions, suits and proceedings occurring out of or relating to this Amending Agreement and the transactions contemplated thereby and agrees not to commence any action, suit or proceeding relating thereto except in such courts other than those matters agreed to arbitrated hereunder.

3.6   Counterparts

This Amending Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

ARTICLE 4
OTHER CONTRACTUAL ARRANGEMENTS

4.1   Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

4.2   Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

4.3   Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

4.4   Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Security Holder or at a Security Holder’s direction according to this Agreement.

4.5   Indemnification of Escrow Agent

The Issuer hereby releases and indemnifies and save harmless the Escrow Agent from and against all claims, suits, demands, costs, damages and expenses which may be occasioned by reason of the Escrow Agent’s compliance in good faith with the terms hereof.

4.6   Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith, wilful misconduct or gross negligence, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

4.7   Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

4.8   Additional Provisions

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Founders’ Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Security Holder’s escrow securities in clcctronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

(9) Any entity resulting from the merger, amalgamation or continuation of Computershare or succeeding to all or substantially all of its transfer agency business (by sale of such business or otherwise), shall thereupon automatically become the Escrow Agent hereunder without further act or formality. This Agreement shall endure to the benefit of and be binding upon the parties hereto and their successors and assigns.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amending Agreement as of the date first written above by their respective representatives duly authorized in that behalf.

SIGNED,

in the presence of:

	)	**GERALD J. McCONNELL**
[signature]	)	[signature] **ANGUS G. MacISAAC**
	)	**COMPUTERSHARE INVESTOR SERVICES INC.**
	)	Per:
	)	Per:
	)	**NOVAGOLD RESOURCES INC.**
	)	Per:
	)	**TSX INC.**
	)	Per: Ungad Chadda Sr. VP Toronto Stock Exchange

SCHEDULE"A"

ESCROW AGREEMENT

THIS AGREEMENT made this 22nd day of May, 1987.

AMONG:

GERALD J, McCONNELL, of Halifax County, Nova
Scotia; JOHN W, CHISHOLM, of Antigonish, Nova
Scotia; and ANGUS G. MacISAAC, of Pictou, Nova
Scotia (hereinafter jointly and severally called
"Security Holders")

OF THE FIRST PART
- and -

THE CANADA TRUST COMPANY ("Trustee”)

OF THE SECOND PART
- and -

NOVAGOLD RESOURCES INC. ("Issuer")

OF THE THIRD PART
- and -

THE TORONTO STOCK EXCHANGE ("Exchange")

OF THE FOURTH PART

WHEREAS the Security Holders presently own securities of the Issuer;

AND WHEREAS in furtherance of complying with the requirements of the Exchange, the Security Holders are desirous of depositing in escrow certain securities of the Issuer owned by them;

AND WHEREAS the Trustee has agreed to undertake and perform its duties according to the terms and conditions hereof;

NOW, THEREFORE, this Agreement witnesseth that in consideration of the aforesaid agreements, and of the sum of One Dollar ($1.00) now paid by the parties hereto, each to the other (receipt of which sum the parties do hereby respectively acknowledge each to the other) the Security Holders jointly and severally covenant and agree with the Issuer and with the Trustee and the Issuer and the Trustee covenant and agree each with the other and with the Security Holders jointly and severally as follows:

1.   Each of the Security Holders hereby places and deposits in escrow those of its securities of the Issuer which are represented by the certificates described or referred to in Schedule "A" hereto with the Trustee and hereby undertakes and agrees forthwith to deliver those certificates (including any replacement securities or certificates if and when such are issued or allotted) to the Trustee for deposit in escrow.

2.   The parties hereby agree that the securities and the beneficial ownership of or any interest in them and the certificates representing them (including any replacement certificates) shall not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, without the express consent, order or direction in writing of the Exchange being first had and obtained or except as may be required by reason of the death or bankruptcy of any Security Holder, in which cases the Trustee shall hold the said certificates subject to this agreement, for whatever person, firm or corporation shall be legally entitled to be or become the registered owner thereof. It is understood that the Exchange consents to release from escrow will be based upon the rules of the Exchange, as promulgated from time to time.

3.   The Security Holders hereby direct the Trustee to retain their respective securities and the certificates (including any replacement securities or certificates) representing the same and not to do or cause anything to be done to release the same from escrow or to allow any transfer, hypothecation or alienation thereof except with and as directed by the written consent, order or direction of the Exchange. The Trustee hereby accepts the responsibilities placed on it hereby and agrees to perform the same in accordance with the terms hereof and the written consents, orders or directions of the Exchange.

4.   If during the period in which any of the said securities are retained in escrow pursuant hereto, any dividend is received by the Trustee in respect of the escrowed securities, any such dividend shall be forthwith paid or transferred to the respective Security Holders entitled thereto.

5.   All voting rights attached to the escrowed securities shall at all times be exercised by the respective registered owners thereof.

6.   The parties hereby agree that the Exchange may, in certain circumstances, including but not limited to the suspension from trading or delisting of the Issuer by the Exchange, require that all or any of the securities then in escrow be tendered to the Issuer by way of gift or for cancellation. Any such securities shall remain in escrow subject to the terms and conditions of this agreement until the securities are fully and effectually cancelled or otherwise transferred for the benefit of the Issuer. Where the securities cannot be cancelled, they shall be held for benefit of the Issuer by the Trustee and remain in escrow subject to the terms and conditions of this agreement but they shall not be voted and any dividends shall be donated back for the benefit of the issuer.

7.   The Security Holders hereby jointly and severally agree to and do hereby release and indemnify and save harmless the Trustee from and against all claims, suits, demands, costs, damages and expenses which may be occasioned by reason of the Trustee’s compliance in good faith with the terms hereof.

8.   The Issuer hereby acknowledges the terms and conditions of this agreement and agrees to take all reasonable steps to facilitate its performance.

9.   If the Trustee should wish to resign, it shall give at least Six (6) months notice to the Issuer, which may, with the written consent of the Exchange, by writing appoint another Trustee in its place and such appointment shall be binding on the Security Holders and the new Trustee shall assume and be bound by the obligations of the Trustee hereunder.

10.   The written consent, order or direction of the Exchange as to a release from escrow of all or part of the said securities shall terminate this agreement only in respect to those securities so released. For greater certainty, this clause does not apply to securities transferred within escrow.

11.   If the Issuer is delisted by the Exchange, thereafter any consent, order or direction of the Exchange herein required will, instead, require the consent, order or direction of the Ontario Securities Commission and the Commission may require that escrowed securities be tendered to the Issuer by way of gift or for cancellation pursuant to paragraph 6 hereof.

12.   This agreement may be executed in several parts in the same form and such parts as so executed shall together form one original agreement, and such parts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this agreement.

13.   Wherever the singular or masculine are used throughout this agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

14.   This agreement shall enure to the benefit of and be binding upon the parties hereto, their and each of their heirs, executors, administrators, successors and assigns.

IN WITNESS whereof the parties hereto have executed these presents the day and year first above written.

SCHEDULE "A"

NAME OF SECURITY HOLDER	BENEFICIAL OWNER	NUMBER OF SECURITIES	CERTIFICATE NUMBER

Gerald J. McConnell	Gerald J. McConnell	560,149	15 and 19
John W. Chisholm	John W. Chisholm	353,181	18
Angus G. MacIsaac	Angus G. MacIsaac	553,719	16 and 20
		1,467,049